PARSONS/BURNETT/BJORDAHL/HUME LLP

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ATTORNEYS

Robert J. Burnett

rburnett@pblaw.biz

VIA EDGAR CORRESPONDENCE

August 24, 2011

James Allegretto

Senior Assistant Chief Accountant

US Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Re: Lightcollar, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed July 27, 2011

File No. 333-174759

Dear Mr. Allegretto:

Pursuant to my August 12, 2011 telephone conversation with Lisa Kohl of your office, we hereby submit Amendment Number 3 to the Form S-1filing of Lightcollar, Inc., a Nevada corporation ("Lightcollar" or the "Company") filed on July 27, 2011.

This amendment contains updated (and unaudited) financial statements of the Company for the three (3) months ended June 30, 2011 as well as appropriate edits related to the updated financials. Please contact this office with any further comments or questions. We are filing the redlined version and this letter on EDGAR correspondence. Please send any further comments directly to me electronically or via facsimile, so I may assist Lightcollar in a prompt response. If the SEC has no further comments, we expect to file a request for acceleration of the effective date.

Thank you in advance for your courtesies.

Very truly yours,

PARSONS/BURNETT/BJORDAHL/HUME, LLP

/s/ Robert J. Burnett

Robert J. Burnett

RJB:rjb

505 W. Riverside Avenue, Suite 500, Spokane, WA 99201 T (509) 252-5066 F (509) 252-5067 www.pblaw.biz

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